EXHIBIT 99.10

CERTIFICATIONS

Pursuant to 18 U.S.C. §1350, the undersigned officers of Bank of Montreal (the “Bank"), hereby certify that, to his or her knowledge, (a) the annual report on Form 40-F for the period ended October 31, 2004 (the “Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Dated: December 14, 2004	/s/ Tony Comper F. Anthony Comper Chief Executive Officer

Dated: December 14, 2004	/s/ Karen E. Maidment Karen E. Maidment Chief Financial Officer